UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*
JANUS HENDERSON GROUP PLC
(Name of Issuer)

Ordinary Shares, $1.50 per share par value
(Title of Class of Securities)

G4474Y214
(CUSIP Number)

Brian L. Schorr, Esq. Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.: (212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,867,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,867,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,867,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.85%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 169,046,154 Ordinary Shares outstanding as of February 28, 2022 as reported by the Issuer on its “Statement of CDIs on Issue” filed with the Australian Securities Exchange on March 2, 2022 (the “Statement of CDIs on Issue”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,867,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,867,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,867,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.85%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 169,046,154 Ordinary Shares outstanding as of February 28, 2022 as reported by the Issuer on its Statement of CDIs on Issue.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,867,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,867,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,867,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.85%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 169,046,154 Ordinary Shares outstanding as of February 28, 2022 as reported by the Issuer on its Statement of CDIs on Issue.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,867,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,867,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,867,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.85%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 169,046,154 Ordinary Shares outstanding as of February 28, 2022 as reported by the Issuer on its Statement of CDIs on Issue.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,867,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,867,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,867,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.85%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 169,046,154 Ordinary Shares outstanding as of February 28, 2022 as reported by the Issuer on its Statement of CDIs on Issue.

1	NAME OF REPORTING PERSON Trian Partners AM Holdco II, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 85-2619230
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,867,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,867,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,867,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.85%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 169,046,154 Ordinary Shares outstanding as of February 28, 2022 as reported by the Issuer on its Statement of CDIs on Issue.

This Amendment No. 10 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 2, 2020 as amended by Amendment No. 1, filed on May 12, 2021, as amended by Amendment No. 2 filed on May 19, 2021, as amended by Amendment No. 3 filed on July 19, 2021, as amended by Amendment No. 4 filed on October 4, 2021, as amended by Amendment No. 5 filed on November 16, 2021, as amended by Amendment No. 6 filed on December 13, 2021, as amended by Amendment No. 7 filed on January 6, 2022, as amended by Amendment No. 8 filed on February 1, 2022, and as amended by Amendment No. 9 (“Amendment No. 9”) filed on March 9, 2022 (as amended, the “Schedule 13D”), relating to the Ordinary Shares, $1.50 per share par value (the “Shares”), of Janus Henderson Group plc, a company incorporated and registered in Jersey, Channel Islands (the “Issuer”). The address of the principal executive office of the Issuer is 201 Bishopsgate, London, EC2M 3AE United Kingdom.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Items 3 and 5 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Since the filing of Amendment No. 9, Trian AM Holdco has purchased 2,095,152 Shares in the open market for an aggregate purchase price of $71,080,227 (including commissions).  The source of funding for the transactions referred to in this Item 3 was the general working capital of Trian AM Holdco and/or other funds and investment vehicles managed by Trian Management.

Item 5. Interest in Securities of the Issuer
Parts (a) and (c) of Item 5 of the Schedule 13D are hereby amended and supplemented by adding the following information:
(a) As of 4:00 p.m., New York City time, on March 31, 2022, the Reporting Persons beneficially owned, in the aggregate, 31,867,800 Shares, representing approximately 18.85% of the Issuer’s outstanding Shares (calculated based on 169,046,154 Shares outstanding as of February 28, 2022 as reported by the Issuer on its “Statement of CDIs on Issue” filed with the Australian Securities Exchange on March 2, 2022).
(c) The transactions described in Item 3 herein, which are incorporated by reference into this Item 5(c), describe all of the transactions in the Shares that were effected since the filing of Amendment No. 9, inclusive of all transactions effected through 4:00 p.m., New York City time, on March 31, 2022.  The purchases of Shares described in Item 3 and set forth in the table below were effected in the open market. The prices set forth in the table below do not include commissions.
Fund	Date	Shares	Price	Type
Trian Partners AM Holdco II, Ltd.	3/11/2022	750,000	$32.4086	Purchase
Trian Partners AM Holdco II, Ltd.	3/14/2022	500,000	$33.7473	Purchase
Trian Partners AM Holdco II, Ltd.	3/15/2022	162,638	$33.8527	Purchase
Trian Partners AM Holdco II, Ltd.	3/29/2022	16,042	$35.7705	Purchase
Trian Partners AM Holdco II, Ltd.	3/30/2022	465,467	$35.5972	Purchase
Trian Partners AM Holdco II, Ltd.	3/31/2022	201,005	$35.7101	Purchase

[INTENTIONALLY LEFT BLANK]

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2022

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS AM HOLDCO II, LTD.

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden